Exhibit 99.2

Gracell Biotechnologies to be acquired by AstraZeneca, furthering cell therapy ambition across oncology and autoimmune diseases

Proposed acquisition will enrich the AstraZeneca cell therapy pipeline with clinical-stage autologous BCMA/CD19 CAR-T therapy targeting haematologic malignancies and autoimmune diseases, and proprietary cell therapy manufacturing platform

Gracell shareholders to receive $2.00 per ordinary share (equivalent to $10.00 per American Depositary Share (ADS)) in cash at closing, plus a non-tradable contingent value right (CVR) for up to $0.30 per ordinary share (equivalent to $1.50 per ADS), representing a total transaction value of up to $1.2 billion including the CVR

SAN DIEGO, Calif., and SUZHOU and SHANGHAI, China, December 26, 2023 -- Gracell Biotechnologies Inc. (“Gracell” or the “Company”, NASDAQ: GRCL), a global clinical-stage biopharmaceutical company dedicated to developing innovative cell therapies for the treatment of cancer and autoimmune diseases, today announced it has entered into a definitive agreement to be acquired by AstraZeneca.

The proposed acquisition will enrich AstraZeneca’s growing pipeline of cell therapies with GC012F, a novel, clinical-stage FasTCAR-enabled BCMA and CD19 dual-targeting autologous chimeric antigen receptor T (CAR-T) cell therapy, a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune diseases including systemic lupus erythematosus (SLE).

Autologous CAR-T is a type of cell therapy created by reprogramming a patient’s immune T cells to target disease-causing cells, and the manufacturing process for this type of treatment is complex and time-consuming. Gracell’s FasTCAR next-day manufacturing platform significantly shortens manufacturing time, enhances T cell fitness and will potentially improve the effectiveness of autologous CAR-T treatment in patients. Future applications of this technology may also include rare diseases.

Dr. William Cao, founder, Chairman and CEO, Gracell said: “We look forward to working with AstraZeneca to accelerate our shared goal of bringing transformative cell therapies to more patients living with debilitating diseases. By combining our expertise and resources, we can unlock new ways to harness the Gracell’s FasTCAR manufacturing platform, which we believe has the potential to optimise the therapeutic profile of engineered T cells, to pioneer the next generation of autologous cell therapies.”

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: “The proposed acquisition of Gracell will complement AstraZeneca’s existing capabilities and previous investments in cell therapy, where we have established our presence in CAR-T and T-cell receptor therapies (TCR-Ts) in solid tumours. GC012F will accelerate our cell therapy strategy in haematology, with the opportunity to bring a potential best-in-class treatment to patients living with blood cancers using a differentiated manufacturing process, as well as exploring the potential for cell therapy to reset the immune response in autoimmune diseases.”

Transaction Terms

Under the terms of the definitive agreement, AstraZeneca will acquire all of Gracell’s fully diluted share capital (including shares represented by ADSs) through a merger for a price of $2.00 per ordinary share in cash at closing (equivalent to $10.00 per ADS of the Company), plus a non-tradable contingent value right of $0.30 per ordinary share in cash (equivalent to $1.50 per ADS of the Company) payable upon achievement of a specified regulatory milestone. The upfront cash portion of the consideration represents a transaction value of approximately $1.0 billion, a 62% premium to Gracell’s closing market price on December 22, 2023 and a 154% premium to the 60-day volume-weighted average price (VWAP) of $3.94 per ADS before this announcement. Combined, the upfront and potential contingent value payments represent, if achieved, a transaction value of approximately $1.2 billion, an 86% premium to Gracell’s closing market price on December 22, 2023 and a 192% premium to the 60-day VWAP. As part of the proposed transaction, AstraZeneca will acquire the cash, cash equivalents and short-term investments remaining on Gracell’s balance sheet, which totaled $234.1 million as of September 30, 2023.

The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including regulatory clearances and Gracell shareholder approval. If completed, the transaction will result in Gracell becoming a privately held company and its ADSs will no longer be listed on Nasdaq.

Advisors

Centerview Partners is acting as exclusive financial advisor to Gracell.

Cooley LLP is acting as legal advisor to Gracell. AllBright Law Offices is acting as PRC legal advisor to Gracell, and Harney Westwood & Riegels is acting as Cayman Islands legal advisor to Gracell.

Freshfields Bruckhaus Deringer US LLP is acting as legal advisor to AstraZeneca. RuiMin is acting as PRC legal advisor to AstraZeneca, and Maples Group is acting as Cayman Islands legal advisor to AstraZeneca.

About GC012F

GC012F is Gracell’s FasTCAR-enabled BCMA/CD19 dual-targeting autologous CAR-T cell therapy, which aims to transform cancer and autoimmune disease treatment by seeking to drive deep and durable responses with an improved safety profile. GC012F is currently being evaluated in clinical studies in multiple hematological cancers as well as autoimmune diseases and has demonstrated a consistently strong efficacy and safety profile. Gracell has initiated a Phase 1b/2 trial evaluating GC012F for the treatment of RRMM in the United States and a Phase 1/2 clinical trial in China is to be commenced imminently. An IIT has also been launched to evaluate GC012F for the treatment of rSLE and the IND applications to study GC012F in rSLE has been cleared by the U.S. FDA and China NMPA, respectively.

About FasTCAR

Introduced in 2017, FasTCAR is Gracell’s revolutionary next-day autologous CAR-T cell manufacturing platform. FasTCAR is designed to lead the next generation of therapy for cancer and autoimmune diseases, and improve outcomes for patients by enhancing effect, reducing costs, and enabling more patients to access critical CAR-T treatment. FasTCAR drastically shortens cell production from weeks to overnight, potentially reducing patient wait times and probability for their disease to progress. Furthermore, FasTCAR T-cells appear younger than traditional CAR-T cells, making them more proliferative and effective at killing cancer cells. In 2022 and 2023, FasTCAR was named the winner of the Biotech Innovation category of the 2022 Fierce Life Sciences Innovation Awards and the Overall Immunology Solution of 2023 by BioTech Breakthrough Awards, for its ability to address major industry obstacles.

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies for the treatment of cancers and autoimmune diseases. Leveraging its innovative FasTCAR and TruUCAR technology platforms and SMART CART™ technology module, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal cell quality, high therapy cost, and lack of effective CAR-T therapies for solid tumors and autoimmune diseases. The lead candidate BCMA/CD19 dual-targeting FasTCAR-T GC012F is currently being evaluated in clinical studies for the treatment of multiple myeloma, B-NHL and SLE. For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file or furnish relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement. Promptly after the proxy statement is filed or furnished with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each of its shareholders entitled to vote at the extraordinary general meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file or furnish with the SEC or send to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISHED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed or furnished with the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.gracellbio.com.

Participants in the Solicitation

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the transaction proceed. AstraZeneca, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the transaction when it is filed or furnished with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the proposed transaction involving Gracell, AstraZeneca and AstraZeneca’s merger subsidiary, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of shareholder approval and regulatory clearances; the possibility that the milestone related to the contingent value right will not be achieved, even if the proposed merger is consummated; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement of the proposed transaction; potential difficulties in employee retention due to the announcement of the proposed transaction; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in Gracell’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Gracell’s subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof. Gracell specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media Contacts

Marvin Tang
marvin.tang@gracellbio.com

Jessica Laub

jessica.laub@westwicke.com

Investor Contacts

Gracie Tong
gracie.tong@gracellbio.com

Stephanie Carrington
stephanie.carrington@westwicke.com